Exhibit 99.2

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL CLOSES $ 550,000 PRIVATE PLACEMENT

Vancouver, BC – 17 December 2018 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”), an emerging integrator of small scale refinery infrastructure with stranded crude oil production, today announced that it has closed private placements with a Dubai based group of investors and raised an aggregate of US$ 550,000 for working capital purposes.

In accordance with the terms of the placements the Company has issued a total of 11,000,000 "Units" at a value of US$ 0.05 per Unit. Each one Unit consists of one common share of the Company and one warrant to purchase an additional common share at a fixed price of US$ 0.05 per common share for a term expiring on 30 June 2021.

No commissions or fees of any kind were paid with respect to this transaction. The subscribers are all arms-length accredited investors and unrelated parties to the Company.

On behalf of the Company,
Richard L. McAdoo
Chief Executive Officer

Source: Continental Energy Corporation
Media Contacts: Byron Tsokas, Vice President, (+1-403-629-8840) btsokas@continentalenergy.com

Further Info: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.